UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                           Bolle Inc.
                         (Name of Issuer)

               Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             097937106
                          (CUSIP Number)

                            Joel Frank
                       OZ Management, L.L.C.
                  153 E. 53rd Street, 44th Floor
                       New York, New York 10022
                           212-292-5956
         (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       February 8, 2000
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 097937106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      OZ Management, L.L.C.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                  (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7.    SOLE VOTING POWER

      0 Shares

8.    SHARED VOTING POWER

      0 Shares

9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      0 Shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      OO

                                  CUSIP No. 097937106


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands


7.    SOLE VOTING POWER

      0 Shares


8.    SHARED VOTING POWER

      0 Shares

9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      0 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

                                  CUSIP No. 097937106


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Och-Ziff Capital Management, L.P.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


7.    SOLE VOTING POWER

      0 Shares

8.    SHARED VOTING POWER

      0 Shares

9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      0 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

                                  CUSIP No. 097937106


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Och-Ziff Associates, L.L.C.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


7.    SOLE VOTING POWER

      0 Shares

8.    SHARED VOTING POWER

      0 Shares

9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      0 Shares


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

      This Amendment No. 1 to Schedule 13D for Bolle Inc., a Delaware corporation (the "Company"), amends a statement on Schedule 13D dated January 29, 1999 with respect to the Common Stock, par value $0.0001 per share (the "Shares"), of the Company in respect of beneficial ownership of certain Shares by OZ Management, L.L.C. ("OZ Management"), a Delaware limited liability company, OZ Master Fund, Ltd. ("OZ Master Fund"), a Cayman Islands exempted company, Och-Ziff Capital Management L.P. ("Och-Ziff Capital Management"), a Delaware limited partnership, and Och-Ziff Associates, L.L.C. ("Och-Ziff Associates"), a Delaware limited liability company (together, the "Reporting Persons"), as follows below.


     Items 1. - 4.  No Amendment.

     Item 5.  Interest in Securities of the Issuer

      (a)-(c) In connection with the acquisition of the Company by a subsidiary of Worldwide Sports and Recreation Inc. ("Worldwide"), on February 8, 2000, the Reporting Persons redeemed, or tendered, to Worldwide securities of the Company, as follows: (i) OZ Master Fund redeemed its zero-coupon $7,000,000 Convertible Subordinated Note of the Company (convertible into 1,333,333 shares of the Company's Common Stock), for the full principal amount of $7,000,000; (ii) OZ Master Fund tendered to Worldwide 248,055 shares of Common Stock of the Company owned by it, at the tender price of $5.25 per share, and (iii) Och-Ziff Capital Management, L.P. tendered to Worldwide 240,000 shares of Common Stock of the Company owned by it, at the tender price of $5.25 per share. Aggregate proceeds received by the Reporting Persons were $9,562,288.75.

      As a result of the foregoing redemption of the Note and tender of Shares of Common Stock owned by the Reporting Persons, the shareholdings of the Reporting Persons on the date hereof are 0.

      There were no other purchases or sales of the Shares by the Reporting Persons in the past sixty days.

      None of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed on Schedule I of the originally filed
Schedule 13D, beneficially owns any Shares other than as set forth herein.

     (d) -(e)     No amendment.

     Items 6-7.  No Amendment.

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2000


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member


OCH-ZIFF CAPITAL MANAGEMENT, L.P.
By:  OCH-ZIFF ASSOCIATES, L.L.C.
     as General Partner

By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member


OCH-ZIFF ASSOCIATES, L.L.C.

By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member

                                  Schedule I

                                OZ Master Fund

Title of          Transaction       Securities Purchased(P)
Security          Date              or Sold(S)

                                    Number of   (P)         Price
                                    Shares      (S)         Per Share

Common Stock      02/08/00        1,333,333      S          $5.25*
Common Stock      02/08/00          248,055      S          $5.25


* For the purposes of this item on Schedule I, the price per Share of Shares "Sold" represents the conversion price of the 0% Convertible Promissory Note of Bolle, Inc. held in the name of OZ Master Fund. Such Note was redeemed by OZ Master Fund at the face value thereof.

                                  Schedule II


                          Och-Ziff Capital Management


Title of          Transaction       Securities Purchased(P)
Security          Date              or Sold(S)

                                    Number of   (P)         Price
                                    Shares      (S)         Per Share

Common Stock      02/08/00          240,000      S          $5.25